

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Kent Rodriguez
Chief Executive Officer, President
Groove Botanicals Inc.
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

> **Re: Groove Botanicals Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 14, 2023**
> **File No. 000-23476**

Dear Kent Rodriguez:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Energy & Transportation

cc: Jack Brannelly